Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS ENDED
MARCH 31, 2024 AND 2023
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of March 31, 2024 and December 31, 2023 (In thousands of United States Dollars, except share amounts)

	March 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$123,155	$103,429
Restricted cash	1,746	5,091
Accounts receivable, net	49,828	51,070
Inventory, net	98,390	107,789
Loans receivable, short-term	1,432	1,421
Prepaid expenses	7,588	6,417
Other current assets	2,944	2,870
Total current assets	285,083	278,087
Non-current assets:
Property and equipment, net	359,984	368,308
Right-of-use assets	117,298	117,882
Intangible assets, net	298,069	296,966
Loans receivable, long-term	826	826
Investments	666	730
Goodwill	279,697	279,697
Deferred tax asset	10,732	11,547
Other non-current assets	7,710	4,424
Total non-current assets	1,074,982	1,080,380
TOTAL ASSETS	$1,360,065	$1,358,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,403	$27,587
Accrued liabilities	61,921	69,079
Short-term borrowings	21,670	11,817
Income taxes payable	98,060	82,343
Current portion of lease liabilities	10,100	9,416
Total current liabilities	209,154	200,242
Non-current liabilities:
Long-term notes and loans payable, net	497,999	497,713
Lease liabilities	163,254	163,811
Deferred tax liability	40,976	40,457
Deferred consideration, long-term	6,881	6,577
Other long-term liabilities	21,829	21,600
Total non-current liabilities	730,939	730,158
TOTAL LIABILITIES	$940,093	$930,400

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at March 31, 2024 and December 31, 2023
Subordinate Voting Shares, no par value; Unlimited shares authorized; 324,397,801 and 320,757,119 issued and outstanding at March 31, 2024 and December 31, 2023, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 17,780,624 and 18,949,596 issued and outstanding at March 31, 2024 and December 31, 2023, respectively
Special Subordinate Voting Shares[2], no par value; 1,589 shares authorized, issued and outstanding at March 31, 2024 and December 31, 2023
Share capital	1,695,565	1,689,452
Additional paid-in-capital	82,823	82,927
Accumulated other comprehensive loss	(1,464)	(1,151)
Accumulated deficit	(1,273,618)	(1,265,536)
Equity of Cresco Labs Inc.	503,306	505,692
Non-controlling interests	(83,334)	(77,625)
TOTAL SHAREHOLDERS’ EQUITY	419,972	428,067
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,360,065	$1,358,467
1 Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2 Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations
For the Three Months Ended March 31, 2024 and 2023
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2024	2023
Revenues, net	$184,295	$194,202

Costs of goods sold	92,083	108,322

Gross profit	92,212	85,880

Operating expenses:
Selling, general and administrative	63,049	82,294

Total operating expenses	63,049	82,294

Income from operations	29,163	3,586

Other income (expense), net:
Interest expense, net	(14,071)	(15,548)
Other income, net	856	959

Total other expense, net	(13,215)	(14,589)
Income (loss) before income taxes	15,948	(11,003)
Income tax expense	(18,003)	(16,809)
Net loss	$(2,055)	$(27,812)
Net income (loss) attributable to non-controlling interests, net of tax	3,138	(1,761)
Net loss attributable to Cresco Labs Inc.	$(5,193)	$(26,051)

Net loss per share - attributable to Cresco Labs Inc. shareholders:

Basic and diluted loss per share	$(0.02)	$(0.09)
Basic and diluted weighted-average number of shares outstanding	341,631,554	304,708,692
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss For the Three Months Ended March 31, 2024 and 2023 (In thousands of United States Dollars)

	Three Months Ended March 31,
	2024	2023
Net loss	$(2,055)	$(27,812)

Foreign currency translation differences, net of tax	(313)	7
Total comprehensive loss for the period	(2,368)	(27,805)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	3,138	(1,761)
Total comprehensive loss attributable to Cresco Labs Inc.	$(5,506)	$(26,044)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three Months Ended March 31, 2024 and 2023 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2024	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
Exercise of options	3	(1)	—	—	—	2
Share-based compensation	4,419	51	—	—	—	4,470
Payable pursuant to tax receivable agreements	3	—	—	—	—	3
Equity issuances	(200)	—	—	—	—	(200)
Tax distributions to non-controlling interest holders	—	(154)	—	—	(8,766)	(8,920)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,082)	(1,082)
Cresco LLC shares redeemed	1,888	—	—	(2,889)	1,001	—
Foreign currency translation	—	—	(313)	—	—	(313)
Net (loss) income	—	—	—	(5,193)	3,138	(2,055)
Ending Balance as of March 31, 2024	$1,695,565	$82,823	$(1,464)	$(1,273,618)	$(83,334)	$419,972

Balance as of January 1, 2023	$1,617,093	$87,537	$(1,393)	$(1,076,198)	$(39,356)	$587,683
Share-based compensation	4,483	3,131	—	—	—	7,614
Employee taxes withheld on certain share-based payment arrangements	—	(93)	—	—	—	(93)
Equity issued related to settlement of acquisition related contingent consideration	9,723	—	—	—	—	9,723
Tax distributions to non-controlling interest holders	—	3,017	—	787	(13,371)	(9,567)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(180)	(180)
Cresco LLC shares redeemed	3,465	—	—	(4,089)	624	—
Foreign currency translation	—	—	7	—	—	7
Net loss	—	—	—	(26,051)	(1,761)	(27,812)
Ending Balance as of March 31, 2023	$1,634,764	$93,592	$(1,386)	$(1,105,551)	$(54,044)	$567,375
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2024 and 2023 (In thousands of United States Dollars)

	Three Months Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,055)	$(27,812)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,331	12,961
Amortization of operating lease assets	1,964	1,685
Bad debt expense (recovery) and provision expense for expected credit loss	(263)	2,945
Share-based compensation expense	4,197	7,062
Loss on investments	63	37
Loss on changes in fair value of deferred consideration	—	1,204
Loss on inventory write-offs and provision	4,900	1,460
Change in deferred taxes	941	(987)
Accretion of discount and deferred financing costs on debt arrangements	1,180	1,044
Foreign currency (gain) loss	(298)	31
(Gain) loss on sale of assets	(110)	66
Gain on lease termination	—	(1,135)
Loss on other adjustments to net income	24	92
Changes in operating assets and liabilities:
Accounts receivable	1,959	3,817
Inventory	2,681	297
Prepaid and other assets	(1,285)	1,687
Accounts payable and other accrued liabilities	(6,909)	20,132
Operating lease liabilities	(1,908)	(6,868)
Income taxes payable	16,059	(14,448)
NET CASH PROVIDED BY OPERATING ACTIVITIES	36,471	3,270
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,782)	(20,546)
Purchase of intangibles	(2,770)	(603)
Proceeds from tenant improvement allowances	478	437
Proceeds from sale and disposals of assets	397	44
NET CASH USED IN INVESTING ACTIVITIES	(5,677)	(20,668)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	2	—
Payment of acquisition-related contingent consideration	—	(277)
Payment for equity transfer	(200)	—
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(1,082)	(180)
Tax distributions to non-controlling interest redeemable unit holders and other members	(8,766)	(12,403)
Principal payment of property, plant, and equipment vendor financing	(218)	—
Principal payments on finance lease obligations	(885)	(775)
NET CASH USED IN FINANCING ACTIVITIES	(11,149)	(13,635)
Effect of exchange rate changes on cash and cash equivalents	(13)	(25)
Net increase (decrease) in cash and cash equivalents	19,632	(31,058)
Cash and cash equivalents and restricted cash, beginning of period	108,520	121,510
Cash and cash equivalents, end of period	123,155	88,799
Restricted cash, end of period	1,746	1,653
Restricted cash included in other non-current assets, end of period	3,251	—
Cash and cash equivalents and restricted cash, end of period	$128,152	$90,452
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$1,003	$32,242
Interest	3,708	3,911
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Non-cash consideration for business combination	$—	$9,723
Non-controlling interests redeemed for equity	1,001	624
Increase to net lease liability	—	394
Receivable due from seller of previous acquisition	705	705
Liability incurred to purchase property, equipment and intangibles	1,104	10,069
Liability of property, plant and equipment purchased through vendor financing	830	1,655
Unpaid declared distributions to non-controlling interest redeemable unit holders	10,322	9,948
Receivable related to financing lease transactions	612	612
Liability incurred in accordance with tax receivable agreement	14,509	1,053
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“Randsburg”) was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. As of March 31, 2024, the Company operates in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan and Florida pursuant to the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the New York Marihuana Regulation and Taxation Act; the Massachusetts Regulation and Taxation of Marijuana Act, the Massachusetts Act for the Humanitarian Medical Use of Marijuana and the Massachusetts Act to Ensure Safe Access to Marijuana; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act, the Michigan Marihuana Tracking Act and the Florida Compassionate Medical Cannabis Act, respectively.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s new corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2023 and 2022 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2023 was derived from audited financial statements filed on SEDAR+ on March 15, 2024 and EDGAR on March 18, 2024. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three months ended March 31, 2024 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. Certain immaterial prior period amounts were reclassified to conform to the current presentation.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollar) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of March 31, 2024:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
High Road Holdings LLC	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

Entity	Location	Purpose	Percentage Held
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
SPS Management, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Encanto Green Cross Dispensary, LLC	Arizona	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	62%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
AFS Maryland, LLC	Maryland	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs TINAD, LLC	Illinois	Holding Company	100%
TINAD, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms Partners, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois Asset Management, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Nevada, LLC	Nevada	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

Entity	Location	Purpose	Percentage Held
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%
(a) Legally, Cresco Labs Michigan, LLC is 85% owned by Cresco U.S. Corp.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Newly Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the three months ended March 31, 2024.
(f)Reclassifications

The Company is presenting separately Additional paid-in-capital balances previously included in Share Capital on the Unaudited Condensed Interim Consolidated Consolidated Balance Sheets and Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity. The reclassifications had no effect on total shareholders' equity.

NOTE 3. INVENTORY
Inventory as of March 31, 2024 and December 31, 2023, consisted of the following:

($ in thousands)	March 31, 2024	December 31, 2023
Raw materials	$13,919	$12,649
Raw materials - non-cannabis	13,157	17,937
Work-in-process	40,262	51,538
Finished goods	29,476	24,138
Finished goods - non-cannabis	1,576	1,527
Total Inventory	$98,390	$107,789

The Company wrote off $4.9 million and $1.5 million of inventory during the three months ended ended March 31, 2024 and 2023, respectively. These write-offs are included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of March 31, 2024 and December 31, 2023 consisted of the following:

($ in thousands)	March 31, 2024	December 31, 2023
Land and Buildings	$203,461	$207,194
Machinery and Equipment	43,084	41,928
Furniture and Fixtures	38,787	37,912
Leasehold Improvements	179,148	173,614
Website, Computer Equipment and Software	11,054	11,124
Vehicles	2,776	2,892
Construction In Progress	13,197	14,483
Total property and equipment, gross	491,507	489,147
Less: Accumulated depreciation	(131,523)	(120,839)
Property and equipment, net	$359,984	$368,308

As of March 31, 2024 and December 31, 2023, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

The following table reflects depreciation expense related to property and equipment for the three months ended March 31, 2024 and 2023 :

($ in thousands)	March 31, 2024	March 31, 2023
Depreciation expense included in cost of goods sold and ending inventory	$7,271	$9,215
Depreciation expense included in selling, general and administrative expense	4,040	2,670
Total depreciation expense	$11,311	$11,885

As of March 31, 2024 and December 31, 2023, ending inventory includes $11.0 million and $12.8 million of capitalized depreciation, respectively. For the three months ended March 31, 2024 and 2023, $9.1 million and $7.6 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $7.4 million and $4.7 million, respectively, related to depreciation capitalized to inventory in prior years.

During the three months ended March 31, 2024, the Company sold $0.3 million of property and equipment and recorded a $0.1 million net gain on the sale. The gain is recorded in Other income (expense), net in the Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

NOTE 5. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of March 31, 2024 and December 31, 2023:

	March 31, 2024
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$30,999	$(12,599)	$18,400
Trade Names	2,100	(1,697)	403
Permit Application Costs	20,070	(16,565)	3,505
Other Intangibles(a)	6,013	(5,923)	90
Indefinite-Lived Intangible Assets
Licenses	275,671	—	275,671
Total Intangible Assets	$334,853	$(36,784)	$298,069
(a) Other Intangibles include non-compete agreements and related amortization.

	December 31, 2023
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$31,000	$(11,623)	$19,377
Trade Names	2,100	(1,680)	420
Permit Application Costs	17,351	(15,980)	1,371
Other Intangibles(b)	6,013	(5,886)	127
Indefinite-Lived Intangible Assets
Licenses	275,671	—	275,671
Total Intangible Assets	$332,135	$(35,169)	$296,966
(b) Other Intangibles include non-compete agreements, non-solicitation agreements and related amortization.

The following table reflects the amortization expense related to definite-lived intangible assets for the three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Amortization expense included in cost of goods sold and ending inventory	$791	$882
Amortization expense included in selling, general and administrative expense	720	1,014
Total amortization expense	$1,511	$1,896

As of March 31, 2024 and December 31, 2023, ending inventory included $0.9 million and $1.0 million of capitalized amortization, respectively. During the three months ended March 31, 2024 and 2023, the Company recorded $0.8 million and $1.1 million, respectively, of amortization expense to Costs of goods sold, including $0.7 million and $0.8 million, respectively, related to amortization capitalized to inventory in prior periods.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years and thereafter:

($ in thousands)	Estimated Amortization
2024	$4,825
2025	5,260
2026	4,270
2027	3,281
2028	2,963
Thereafter	1,799
Total estimated amortization	$22,398

(b)Goodwill

The changes in carrying amount of goodwill are as follows for the year ended December 31, 2023 and the three months ended March 31, 2024:

($ in thousands)	Total
Balance at January 1, 2023	$330,555
Impairment loss	(50,858)
Balance at December 31, 2023	279,697
Balance at March 31, 2024	$279,697

NOTE 6. SHARE CAPITAL
(a)Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2023 and 2022, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of March 31, 2024.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(b)     Issued and Outstanding

As of March 31, 2024 and 2023, issued and outstanding shares and units consisted of the following:

(shares in thousands)	Redeemable Units	SVS[1]	PVS[2]	MVS[3]	SSVS[4]
Beginning balance, January 1, 2024	96,699	320,757	18,950	500	2
Options exercised	—	1	—	—	—
RSUs issued	—	1,277	—	—	—
Cresco LLC redemptions	(1,194)	1,194	—	—	—
PVS converted to SVS	—	1,169	(1,169)	—	—
Ending balance, March 31, 2024	95,505	324,398	17,781	500	2

Beginning balance, January 1, 2023	106,106	280,994	20,082	500	1
RSUs issued	—	797	—	—	—
Issuance of shares related to acquisitions	—	5,013	—	—	—
Cresco LLC redemptions	(1,800)	1,800	—	—	—
PVS converted to SVS	—	180	(180)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	226	—	—	—
Ending balance, March 31, 2023	104,306	289,010	19,902	500	1
1 SVS includes shares pending issuance or cancellation
2 PVS presented on an “as-converted” basis to SVS (1-to-200)
3 Super Voting Shares (“MVS”)
4 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)     Issuance of Shares - Acquisitions
During the three months ended March 31, 2023, the Company issued shares in conjunction with the Laurel Harvest, LLC (“Laurel Harvest”) acquisition as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Three Months Ended March 31, 2023
Laurel Harvest - Contingent Consideration	December 9, 2021	5,013	$9,723
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from the Cresco Labs, LLC partnership (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement. As of March 31, 2024 and December 31, 2023, the Company accrued for tax-related distributions to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders of $15.4 million and $15.2 million, respectively. These distributions will reduce non-controlling interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority holders of $9.8 million during the three months ended March 31, 2024. Similarly, the Company declared and paid required tax distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $13.6 million during the three months ended March 31, 2023.
(d)     Changes in Ownership and Non-controlling Interests

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

During the three months ended March 31, 2024 and 2023, redemptions of 1.2 million and 1.8 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. During each respective period, these redemptions resulted in a decrease of 0.5% and 0.7% in non-controlling interest in Cresco Labs, LLC. There were no changes to the ownership of any other non-controlling interests during the three months ended March 31, 2024 and 2023.
For the three months ended March 31, 2024, net (loss) income attributable to non-controlling interest includes the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC[4]		Cresco Labs, LLC[1,3]
Revenue	$—		$11,164		$16,883		$2,325		$—		$6,153		$92,264
Gross profit	(332)		7,439		11,437		497		—		483		49,501
Net income (loss)	$(135)		$4,357		$8,644		$(1,552)		$12		$(1,190)		$(651)
Net (loss) income allocated to NCI	$(5)		$540		$2,162		$(18)		$2		$(166)		$623
NCI percentage as of March 31, 2024	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	15.0%	[1]	37.8%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 37.8% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments.
4 As of June 30, 2023, Cresco Labs Michigan, LLC net assets grew to a balance that exceeded the life-to-date capital contributions made by Cresco Labs Inc. As a result, the Company began recording NCI related to Cresco Labs Michigan, LLC.

For the three months ended March 31, 2023, net income (loss) attributable to non-controlling interest includes the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs, LLC[1,3]
Revenue	$2,414		$11,968		$19,831		$2,231		$(154)		$99,967
Gross profit	1,218		6,980		12,661		93		(1,620)		51,990
Net income (loss)	$3,042		$2,046		$8,005		$(1,301)		$(582)		$(9,483)
Net income (loss) allocated to NCI	$760		$254		$2,001		$(13)		$(116)		$(4,647)
NCI percentage as of March 31, 2023	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	41.3%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 41.3% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments.

The effects of changes in the Company's ownership interests in less than 100% owned subsidiaries during the three months ended March 31, 2024 and 2023 were as follows:

($ in thousands)	March 31, 2024	March 31, 2023
Net loss attributable to Cresco Labs Inc.	$(5,193)	$(26,051)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC shares:
Share Capital	1,888	3,465
Accumulated Deficit	(2,889)	(4,089)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(6,194)	$(26,675)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

NOTE 7. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members and service providers. Under the Plan, stock options and restricted stock units (“RSUs”) issued have no voting rights and vest proportionately over periods ranging from the grant date to 4 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock options expire 10 years after the grant date. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.
Stock Options
A summary of the status of the stock options outstanding consisted of the following:

(Options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2024	24,103	$4.45	6.60	$328
Granted	3,811	1.46
Exercised	(1)	1.81
Forfeited	(664)	3.72
Outstanding - March 31, 2024	27,249	$4.06	6.81	$4,096
Exercisable - March 31, 2024	17,936	$4.15	5.91	$2,246
The fair value of stock options granted under the Plan during the three months ended March 31, 2024 and 2023, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	March 31, 2024	March 31, 2023
Risk-free annual interest rate	3.9% to 4.1%	3.7% to 3.9%
Expected annual dividend yield	0%	0%
Expected stock price volatility	80.3% to 83.2%	78.2% to 80.2%
Expected life of stock options	5.5 to 7.0 years	5.0 to 7.0 years
Forfeiture rate	9.9% to 34.0%	7.2% to 28.0%
Fair value at grant date	$0.94 to $1.55	$1.10 to $1.37
Stock price at grant date	$1.35 to $2.05	$1.60 to $1.83
Exercise price range	$1.35 to $2.05	$1.60 to $1.83

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life, in years, represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

RSUs
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.
A summary of outstanding RSUs is provided below as of the three months ended March 31, 2024:

(Shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2024	6,862	$2.91
Granted	4,034	1.36
Vested and settled	(885)	1.54
Forfeited	(209)	2.73
Outstanding - March 31, 2024	9,802	$2.18

Expense Attribution
The following table sets forth the classification of share-based compensation expense related to options awards for the three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Cost of goods sold	$414	$802
Selling, general and administrative expense	1,467	3,353
Total share-based compensation expense for option awards	$1,881	$4,155

Unrecognized share-based compensation expense as of March 31, 2024 for unvested option awards was $5.5 million and will be recorded over the course of the next four years.
The following table sets forth the classification of share-based compensation expense related to RSU awards for three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Cost of goods sold	$442	$692
Selling, general and administrative expense	2,147	2,770
Total share-based compensation expense for RSU awards	$2,589	$3,462

Unrecognized share-based compensation expense related to RSU awards as of March 31, 2024 is $8.1 million and will be recognized over the course of the next four years.

As of March 31, 2024 and December 31, 2023, ending inventory includes $0.9 million and $0.7 million, respectively, of capitalized compensation expense related to both options and RSUs. For the three months ended March 31, 2024 and 2023, $0.6 million and $0.9 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.4 million and $0.6 million, respectively, related to compensation expense capitalized to inventory in prior years.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

NOTE 8. LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share:

	March 31, 2024	March 31, 2023
($ in thousands, except shares and per share amounts)
Numerator:
Net loss	$(2,055)	$(27,812)
Less: Net income (loss) attributable to non-controlling interests, net of tax	3,138	(1,761)
Net loss attributable to Cresco Labs Inc.	$(5,193)	$(26,051)

Denominator:
Weighted-average basic and diluted shares outstanding	341,631,554	304,708,692

Loss per Share:
Basic and diluted loss per share	$(0.02)	$(0.09)

For the three months ended March 31, 2024 and 2023, potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods. Potentially dilutive shares as of March 31, 2024 and 2023, consisted of the following:

	Three Months Ended March 31,

(shares in thousands)	2024	2023
Redeemable Units	95,505	104,793
Options	27,249	27,708
RSUs	9,802	8,375
Total potentially dilutive shares	132,556	140,876

NOTE 9. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of March 31, 2024 and December 31, 2023:

($ in thousands)	March 31, 2024	December 31, 2023
Senior Loan	$400,000	$400,000
Mortgage Loans	20,060	20,160
Short-term borrowings and interest payable	19,523	9,813
Financing liability	95,019	95,698
Total borrowings and interest payable	$534,602	$525,671
Less: Unamortized debt issuance costs	(14,933)	(16,141)
Less: Short-term borrowings and interest payable	(19,523)	(9,813)
Less: Current portion of financing liability	(2,147)	(2,004)
Total Long-term notes and loans payable, net	$497,999	$497,713

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(a)Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Unaudited Condensed Interim Consolidated Balance Sheet.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.
On September 22, 2023, the Company amended the Senior Loan pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to enter into the Mortgage Loans further discussed below.

The Company may prepay in whole, or in part, the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the loan agreement, and would include all accrued and unpaid interest and fees. Interest expense is discussed in Note 16.

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of March 31, 2024 and December 31, 2023 , the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. The Company incurred $2.0 million in deferred financing fees reflected within Long-term notes and loans payable on the Unaudited Condensed Interim Consolidated Balance Sheet.
During the three months ended March 31, 2024, the Company capitalized interest of $0.4 million related to the loan as the build-out of the Ellenville facility is still underway. After completion, interest will be expensed as incurred.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(c)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 5.8 and 16.3 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 16.

NOTE 10. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Wholesale	$66,311	$82,419
Dispensary	117,984	111,783
Total Revenues	$184,295	$194,202
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 19.9% and 13.2% of gross revenue for the three months ended March 31, 2024 and 2023, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of March 31, 2024 and December 31, 2023, there were 55.8 million and 71.2 million points outstanding, respectively. The contract liability totaled $0.9 million and $1.2 million, respectively, which is included in Accrued liabilities within the Consolidated Balance Sheets. The Company expects outstanding loyalty points to be redeemed within one year. Loyalty points generally expire after six months.

NOTE 11. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 84.0 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $77.7 million in Non-controlling interests as of March 31, 2024. During the three months ended March 31, 2024 and 2023, 81.5% and 78.0%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three months ended March 31, 2024 and 2023, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, former MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the three months ended March 31, 2024 the Company received tenant improvement allowance reimbursements of $0.3 million. During the three months ended March 31, 2023 the Company received no tenant improvement allowance reimbursements. The Company expects to receive further reimbursements of $0.4 million within the next twelve months.

Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2024 and 2023:

($ in thousands)	Classification	March 31, 2024	March 31, 2023
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$73	$73
Lessor is an MVS shareholder[1]	Rent expense	98	296

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76
Lessor has minority interest in MedMar	Interest expense	57	63
Lessor is an MVS shareholder[1]	Depreciation expense	8	22
Lessor is an MVS shareholder[1]	Interest expense	5	19
1 Lessor no longer a MVS shareholder for the three months ended March 31, 2024.

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of March 31, 2024 and December 31, 2023:

	March 31, 2024		December 31, 2023
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,261	$1,316	$1,294	$1,345
Lessor is an MVS shareholder[1]	—	—	5,332	5,429

Finance Leases
Lessor has minority interest in MedMar	$1,652	$2,143	$1,729	$2,210
Lessor is an MVS shareholder[1]	—	—	583	502
1 Lessor no longer a MVS shareholder as of March 31, 2024.

The Company had other financing liabilities controlled by a former MVS holder; however, as of March 31, 2024, that related party is no longer an MVS holder and thus, the Company did not have any financing liabilities with related parties. During the three months ended March 31, 2023, the Company recorded interest expense of $0.1 million on those financing liabilities with related parties. As of December 31, 2023, the Company had $1.4 million of financing liabilities with related parties.

NOTE 12. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2024 and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

any of the Company’s directors, officers or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of March 31, 2024 and December 31, 2023, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of March 31, 2024 and December 31, 2023, the Company had total commitments of $4.3 million and $2.3 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $3.4 million and $3.1 million as of March 31, 2024 and December 31, 2023, respectively.

NOTE 13. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses (“ECLs”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2024 and December 31, 2023 due to their nature and relatively short maturity dates. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers into or out of level 3 for the periods ended March 31, 2024 and December 31, 2023.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

The following tables summarize the Company’s financial instruments as of March 31, 2024 and December 31, 2023:

	March 31, 2024
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$123,155	$—	$—	$—	$123,155
Restricted cash[1]	4,997	—	—	—	4,997
Security deposits[2]	4,342	—	—	—	4,342
Accounts receivable, net	49,828	—	—	—	49,828
Loans receivable, short-term	1,432	—	—	—	1,432
Loans receivable, long-term	826	—	—	—	826
Investments	—	66	—	600	666

Financial Liabilities:
Accounts payable	$17,403	$—	$—	$—	$17,403
Accrued liabilities	61,921	—	—	—	61,921
Short-term borrowings	21,670	—	—	—	21,670
Current portion of lease liabilities	10,100	—	—	—	10,100
Lease liabilities	163,254	—	—	—	163,254
Deferred consideration, long-term	—	—	—	6,881	6,881
Long-term notes and loans payable, net	497,999	—	—	—	497,999
Other long-term liabilities[3]	21,829	—	—	—	21,829
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” and “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Other long-term liabilities includes tax receivable agreement liabilities, deferred financing fees on our Senior Loan and escrow amounts related to a previous acquisition.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

	December 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$103,429	$—	$—	$—	$103,429
Restricted cash[1]	5,091	—	—	—	5,091
Security deposits[2]	4,408	—	—	—	4,408
Accounts receivable, net	51,070	—	—	—	51,070
Loans receivable, short-term	1,421	—	—	—	1,421
Loans receivable, long-term	826	—	—	—	826
Investments	—	49	81	600	730

Financial Liabilities:
Accounts payable	$27,587	$—	$—	$—	$27,587
Accrued liabilities	69,079	—	—	—	69,079
Short-term borrowings	11,817	—	—	—	11,817
Current portion of lease liabilities	9,416	—	—	—	9,416
Lease liabilities	163,811	—	—	—	163,811
Deferred consideration, long-term	—	—	—	6,577	6,577
Long-term notes and loans payable, net	497,713	—	—	—	497,713
Other long-term liabilities[3]	21,600	—	—	—	21,600
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Other long-term liabilities includes Tax receivable agreement liabilities and deferred financing fees on our Senior Loan.

The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Three Months Ended March 31, 2024
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration, long-term
Balance as of December 31, 2023	$600	$6,577
Change in fair value recorded in Interest expense, net	—	304
Balance as of March 31, 2024	$600	$6,881

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

Three Months Ended March 31, 2023
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration, and other payables, short-term	Deferred consideration, long-term
Balance as of December 31, 2022	$660	$47,821	$7,770
Change in fair value recorded in Interest expense, net	—	1,555	—
Payments	—	(10,000)	—
Other[1]	—	1,658	(1,658)
Balance as of March 31, 2023	$660	$41,034	$6,112
1Other relates to reclassifications from long-term to short-term due to expecting timing of payment.

(a)Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of March 31, 2024 and December 31, 2023:

($ in thousands)	Valuation classification	March 31, 2024	December 31, 2023
Short-term loans receivable - Kurvana, net of ECL	Amortized cost	$506	$493
Short-term loans receivable - 280E, net of ECL	Amortized cost	926	928
Total Loans receivable, short-term		$1,432	$1,421

During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable has a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made.

(b)Loans receivable, long-term

($ in thousands)	Valuation classification	March 31, 2024	December 31, 2023
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$826	$826
Total Loans receivable, long-term		$826	$826

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.
During both the three months ended March 31, 2024 and 2023, the Company recorded losses on provision on both short-term and long-term loans receivable of $0.1 million.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(c)Investments

The Company currently has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. 420 Capital and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the three months ended March 31, 2024, the Company wrote off its remaining investment balance of $0.1 million in Lighthouse Strategies, LLC.

(d)Deferred Consideration, short-term

During the first quarter of 2023, the Company made a payment of $10.0 million related to the Laurel Harvest acquisition. The payment was comprised of a stock issuance valued at $9.7 million and cash payments of $0.3 million.
(e)Deferred Consideration, long-term

The total estimated liability related to the Valley Agriceuticals, LLC (“Valley Ag”) acquisition is $6.9 million. The long-term liability is based on the present value of expected payments associated with the future cash flows of Valley Ag and the expected timing of those payments.
During the three months ended March 31, 2024, the Company recorded $0.3 million of expense related to our long-term deferred consideration. During the three months ended March 31, 2023, the Company recorded $1.6 million of expense related to both short-term and long-term deferred considerations. The expense is recorded in Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 16 for additional information.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of March 31, 2024 and December 31, 2023 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Amended Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

The Company’s aging of Accounts receivables as of March 31, 2024 and December 31, 2023 was as follows:

($ in thousands)	March 31, 2024	December 31, 2023
0 to 60 days	$41,886	$41,820
61 to 120 days	5,463	8,117
120 days +	10,553	9,097
Total accounts receivable, gross	57,902	59,034
Allowance for doubtful accounts	8,074	7,964
Total accounts receivable, net	$49,828	$51,070
As of March 31, 2024, the Company had no customers that accounted for 10% or more of the gross accounts receivable balance. As of December 31, 2023, one customer accounted for $7.2 million or 12% of the Company’s gross accounts receivable balance.
For the three months ended March 31, 2024 and 2023, the Company recorded a recovery on provision of $0.1 million and recorded an ECL of $2.3 million, respectively. An additional $0.4 million and $0.6 million in bad debt expense related to invoice write-offs was recorded for the same respective three month periods.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk

The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the three months ended March 31, 2024, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations. Net loss for the three months ended March 31, 2024, decreased $25.8 million compared to the three months ended March 31, 2023.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of March 31, 2024, the Company had working capital (defined as current assets less current liabilities) of $75.9 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

In addition to the commitments outlined in Note 12, the Company has the following contractual obligations as of March 31, 2024:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$77,832	$—	$—	$—	$77,832
Operating leases liabilities	21,671	59,073	59,136	162,235	302,115
Finance lease liabilities	3,674	10,166	10,357	18,337	42,534
Deferred consideration, long-term	—	6,881	—	—	6,881
Short-term borrowings and Long-term notes and loans payable	29,686	428,095	29,522	122,013	609,316
Tax receivable agreement liability	1,492	2,192	2,123	8,702	14,509
Other long-term liabilities	—	8,813	—	—	8,813
Total obligations as of March 31, 2024	$134,355	$515,220	$101,138	$311,287	$1,062,000

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of March 31, 2024 and December 31, 2023, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the three months ended March 31, 2024, the Company recorded $0.3 million in foreign currency exchange gains. The Company recorded immaterial foreign currency exchange losses during the three months ended March 31, 2023.
As of March 31, 2024 and December 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5% per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred considerations with a corresponding change to Other income, net.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 17 for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition and operating results.

(vii) Inflation Risk
The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which have adversely impacted our operating results. The Company anticipates inflationary pressures to continue throughout 2024. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

NOTE 14. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) before eliminations, which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

	March 31, 2024	December 31, 2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$16,384	$15,485
Non-current assets	76,926	75,622
Current liabilities	(1,126)	(1,476)
Non-current liabilities	(128,454)	(124,793)
Non-controlling interests	424	258
Deficit attributable to Cresco Labs Inc.	35,846	34,904
The following table presents the summarized financial information about the Company’s consolidated VIEs before eliminations, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$6,153	$4,757
Net loss attributable to non-controlling interests	(166)	—
Net loss attributable to Cresco Labs Inc.	(1,024)	(2,945)
Net loss	(1,190)	(2,945)

NOTE 15. SEGMENT INFORMATION
The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, President, and Chief Financial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information by wholesale and retail customers and geographic region. For both the three months ended March 31, 2024 and 2023, the Company generated 100.0% of its revenue in the U.S.

NOTE 16. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Interest expense – notes and loans payable	$(9,606)	$(9,500)
Interest expense – financing activities	(2,915)	(2,959)
Accretion of debt discount and amortization of deferred financing fees	(1,180)	(1,044)
Interest expense – leases	(797)	(935)
Interest income	748	462
Other interest expense[1]	(321)	(1,572)
Interest expense, net	$(14,071)	$(15,548)
1During the three months ended March 31, 2023, the Company recorded interest expense of $1.2 million and $0.4 million related to Laurel Harvest deferred consideration and Valley Ag operating cash flows deferred consideration, respectively. See Note 13 for additional information.

See Note 9 for additional information on Interest expense – notes and loans payable, Accretion of debt discount and amortization of deferred financing fees, and Interest expense – financing activities.

NOTE 17. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2024 and 2023

Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Massachusetts, Michigan and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Provision for income taxes consists of the following for the three months ended March 31, 2024 and 2023:

($ in thousands)	March 31, 2024	March 31, 2023
Income (loss) before income taxes	$15,948	$(11,003)
Income tax expense	18,003	16,809
Effective tax rate	112.9%	(152.8)%

NOTE 18. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through May 15, 2024, which is the date on which these financial statements were issued.
On April 24, 2024, the Company finalized its acquisition of Keystone Integrated Care, LLC for an aggregate total consideration of $9.8 million which includes a mix of initial cash consideration, deferred consideration and equity. As part of the acquisition, the Company acquired two operating dispensaries in Pennsylvania, as well as the rights to open a new store under a third license in the future. The Company is in the process of determining the fair value of the acquired assets and liabilities.
On April 9, 2024, the Company commenced an offer for a one-time stock option exchange program (the “Option Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater options and remained employed by the Company through the completion of the Option Exchange Program. The Option Exchange Program is pending approval by the Company’s shareholders at the Annual General and Special Meeting. Eligible Participants with an outstanding option that had an exercise price equal to or greater than the higher of $3.36 or 1.5 times the closing price at the expiration date, May 6, 2024, had the option to exchange their existing options for a new option that has an exercise price equal to the higher of the closing price of the Company’s SVS as reported on the OTCQX market (the “OTC”) on the new option grant date or the trading day preceding the new option grant date. Eligible Participants had until May 6, 2024, to elect to exchange their existing shares.
The stock option exchange is considered a modification of those options exchanged. Any incremental compensation expense will be measured as the excess, if any, of the fair value of each new option granted measured as of the date the new options are granted, over the fair value of the eligible options surrendered, measured immediately prior to the grant of the new options. The incremental compensation expense will be recognized ratably over the remaining requisite service period of the new options subject to continued employment with the Company. Unrecognized compensation cost associated with the stock options surrendered will be recognized in future periods subject to continued employment with the Company. The Company is continuing to evaluate the incremental compensation cost associated with the Option Exchange Program, and expects the impact to be immaterial.